Effective at the close of business on December 5, 2003, Evergreen Large Cap Equity Fund (the Fund) acquired the net assets of Evergreen Core Equity Fund in a tax-free exchange for Class
 A, Class B, Class C, Class I and Class IS shares of the
Fund. Shares were
issued to Class A, Class B, Class C, Class I and Class IS shares of Evergreen Core Equity Fund at an exchange ratio of 4.54, 4.72, 4.64, 4.52 and 4.20 for Class A, Class B, Class C, Class I and Class IS shares, respectively, of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $306,963,595. The aggregate net assets of the Fund and
Evergreen Core Equity Fund immediately prior to the a cquisition were $599,467,930 and $1,302,187,527, respectively. The aggregate net
assets of the Fund immediately after the acquisition were $1,901,655,457.